                                                Filed pursuant to Rule 424(b)(3)
                                                Registration No. 333-75239


PROSPECTUS

                         CALYPTE BIOMEDICAL CORPORATION
                        3,798,000 SHARES OF COMMON STOCK

                               ------------------


    The stockholders of Calypte Biomedical Corporation identified on page 10 may offer and sell the shares covered by this prospectus from time to time. The selling stockholders will receive all of the proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. Calypte will pay the expenses of registration of the sale of the shares.


    Our common stock trades on the Nasdaq SmallCap Market under the symbol "CALY". On April 6, 1999, the last reported sale price of our common stock on the Nasdaq SmallCap Market was $2.81 per share.


    BEGINNING ON PAGE 2, WE HAVE LISTED SEVERAL "RISK FACTORS" WHICH YOU SHOULD CONSIDER. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY BEFORE YOU MAKE YOUR INVESTMENT DECISION.

                            ------------------------

    The Securities and Exchange Commission and state regulatory authorities have not approved or disapproved these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                            ------------------------


                The Date of this Prospectus is April 8, 1999

                                  RISK FACTORS

    YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING RISK FACTORS, ALONG WITH THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, IN DECIDING WHETHER TO INVEST IN OUR SHARES. THESE FACTORS, AMONG OTHERS, MAY CAUSE ACTUAL RESULTS, EVENTS OR PERFORMANCE TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN ANY FORWARD-LOOKING STATEMENTS MADE IN THIS PROSPECTUS.

    UNCERTAIN MARKET ACCEPTANCE OF OUR NEW METHOD OF DETERMINING THE PRESENCE OF HIV ANTIBODIES. Our products incorporate a new method of determining the presence of HIV antibodies. There can be no assurance that we will obtain:

    - any significant degree of market acceptance among physicians, patients or health care payors; or

    - recommendations and endorsements by the medical community which are essential for market acceptance of the products.

We have FDA approval to market our urine HIV-1 screening and confirmatory test in the United States and in July, 1998 we began marketing this product. However, to date this product has only generated limited revenues and not achieved significant market penetration. The failure of our products to obtain market acceptance would have a material adverse effect on us.

    WE HAVE LITTLE EXPERIENCE SELLING AND MARKETING OUR HIV-1 URINE-BASED SCREENING TEST. We have little experience marketing and selling our products either directly or through our distributors. The success of our products depends upon alliances with third-party distributors. There can be no assurance that:

    - our direct selling efforts will be effective;

    - our distributors will successfully market our products; or

    - if our relationships with distributors terminate, we will be able to establish relationships with other distributors on satisfactory terms, if at all.

Any disruption in our distribution, sales or marketing network could have a material adverse effect on us.

    WE HAVE SUSTAINED LOSSES IN THE PAST AND WE EXPECT TO SUSTAIN LOSSES IN THE FUTURE. We have incurred losses in each year since our inception. Our net loss for the year ended December 31, 1998 was $8.5 million and our accumulated deficit as of December 31, 1998 was $56.8 million. We expect operating losses to continue as we continue our marketing and sales activities for our first FDA-approved product and conduct additional research and development for subsequent products.

     The report of KPMG LLP covering the December 31, 1998, consolidated financial statements contains an explanatory paragraph that states that our recurring losses from operations and accumulated deficit raise substantial doubts about our ability to continue as a going concern.
The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.


    OUR QUARTERLY RESULTS MAY FLUCTUATE DUE TO CERTAIN REGULATORY, MARKETING AND COMPETITIVE FACTORS OVER WHICH WE HAVE LITTLE OR NO CONTROL. The factors listed below, some of which we can not control, may cause our revenues and results of operations to fluctuate significantly:

    - actions taken by the FDA or foreign regulatory bodies relating to our products;

    - the extent to which our products gain market acceptance;

    - the timing and size of distributor purchases; and

    - introductions of alternative means for testing for HIV by competitors.

    WE MAY NOT BE ABLE TO OBTAIN ADDITIONAL FINANCING THAT WE WILL NEED IN THE NEXT TWELVE MONTHS. We believe that we will need to raise more money in the next twelve months to continue to finance our operations. We may not be able to obtain additional financing on acceptable terms, or at all. Any failure to raise additional financing will likely place us in significant financial jeopardy.

     The report of KPMG LLP covering the December 31, 1998, consolidated financial statements contains an explanatory paragraph that states that our recurring losses from operations and accumulated deficit raise substantial doubts about our ability to continue as a going concern.
The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.

    WE DEPEND UPON THE VIABILITY OF THREE PRODUCTS--OUR HIV-1 URINE-BASED SCREENING TEST AND OUR URINE AND BLOOD-BASED SUPPLEMENTAL TESTS. Our HIV-1 urine-based screening test and our urine and blood-based supplemental tests are our only products. Accordingly, we may have to cease operations if our tests fail to achieve market acceptance or generate significant revenues.

    OUR PRODUCTS DEPEND UPON RIGHTS TO TECHNOLOGY THAT WE HAVE LICENSED FROM THIRD PARTY PATENT HOLDERS AND THERE CAN BE NO ASSURANCE THAT

THE RIGHTS WE HAVE UNDER THESE LICENSING AGREEMENTS ARE SUFFICIENT OR THAT WE CAN ADEQUATELY PROTECT THOSE RIGHTS. We currently have the right to use patent and proprietary rights which are material to the manufacture and sale of our HIV-1 urine-based screening test under licensing agreements with New York University, Cambridge Biotech Corporation, Repligen, and the Texas A&M University System.

    WE RELY ON SOLE SOURCE SUPPLIERS THAT WE CANNOT QUICKLY REPLACE FOR CERTAIN COMPONENTS CRITICAL TO THE MANUFACTURE OF OUR PRODUCTS. Any delay or interruption in the supply of these components could have a material adverse effect on us by significantly impairing our ability to manufacture products in sufficient quantities, particularly as we increase our manufacturing activities in support of commercial sales.

    WE HAVE LIMITED EXPERIENCE IN MANUFACTURING OUR PRODUCTS AND LITTLE EXPERIENCE IN MANUFACTURING OUR PRODUCTS IN COMMERCIAL QUANTITIES. We may encounter difficulties in scaling-up production of new products, including problems involving:

    - production yields;

    - quality control and assurance;

    - raw material supply; and

    - shortages of qualified personnel.

    THE SUCCESS OF OUR PLANS TO ENTER INTERNATIONAL MARKETS MAY BE LIMITED OR DISRUPTED DUE TO RISKS RELATED TO INTERNATIONAL TRADE AND MARKETING AND THE CAPABILITIES OF OUR DISTRIBUTORS. We anticipate that international distributor sales will generate a significant portion of our revenues for the next several years. We believe that our urine-based test can provide significant benefits in countries that do not have the facilities or personnel to safely and effectively collect and test blood samples. The following risks may limit or disrupt our international sales:

    - the imposition of government controls;

    - export license requirements;

    - political instability;

    - trade restrictions;

    - changes in tariffs;

    - difficulties in managing international operations; and

    - fluctuations in foreign currency exchange rates.

    Some of our distributors have limited international marketing experience. There can be no assurance that these distributors will be able to market successfully our products in foreign markets.

    WE FACE INTENSE COMPETITION IN THE MEDICAL DIAGNOSTIC PRODUCTS MARKET AND RAPID TECHNOLOGICAL ADVANCES BY COMPETITORS. Competition in our diagnostic market is intense and we expect it to increase. Within the United States, our competitors include a number of well-established manufacturers of HIV tests using blood samples, plus at least one system for the detection of HIV antibodies using oral fluid samples. Many of our competitors have significantly greater financial, marketing and distribution resources than we do. Several of these competitors may have already submitted applications to the FDA for approval of their over-the-counter products. Our competitors may succeed in developing or marketing technologies and products that are more effective than ours.

    These developments could render our technologies or products obsolete or noncompetitive or otherwise have a material adverse effect on us.

    OUR ABILITY TO MARKET OUR PRODUCT DEPENDS UPON OBTAINING AND MAINTAINING FDA AND FOREIGN REGULATORY APPROVALS. Numerous governmental authorities in the United States and other countries regulate our products. The FDA regulates our products under federal statutes and regulations related to pre-clinical and clinical testing, manufacturing, labeling, distribution, sale and promotion of medical devices in the United States.

    If we fail to comply with FDA regulations, or the FDA believes that we are not in compliance with such regulations, the FDA can:

    - detain or seize our products;

    - issue a recall of our products;

    - prohibit marketing and sales of our products; and

    - assess civil and criminal penalties against us, our officers or our employees.

    We also plan to sell our products in certain foreign countries where they may be subject to similar local regulatory requirements. The imposition of any of the sanctions described above could have a material adverse effect on us.

    The regulatory approval process in the United States and other countries is expensive, lengthy and uncertain. We may not obtain necessary regulatory approvals or clearances in a timely manner, if at all. We may lose previously obtained approvals or clearances or fail to comply with regulatory requirements. The occurrence of any of these events would have a material adverse effect on Calypte.

    In addition, we are in the process of moving manufacturing from our Berkeley, California facility to our facility in Alameda, California and we have filed an establishment license application for the Alameda facility with the FDA. Before we begin to manufacture our product at the Alameda facility, we must obtain FDA approval for that facility. Delays in receiving the FDA's approval or other difficulties which we encounter in scaling-up our manufacturing capacity to meet demand could have a material adverse effect on us.

    WE HAVE RECEIVED A WARNING LETTER FROM THE FDA REGARDING THE SUFFICIENCY OF OUR MANUFACTURING RECORDS AND PRODUCTION PROCEDURES AND WE MUST SATISFY THE FDA'S CONCERNS IN ORDER TO AVOID REGULATORY ACTION AGAINST US. On November 19, 1998, we received a Warning Letter from the FDA following an inspection of our manufacturing facility in Berkeley, California. On December 11, 1998 we responded to the Warning Letter in writing to each of the alleged deficiencies cited in the Warning Letter. Subsequently the Company received a letter from the FDA in which the FDA requested further responses from the Company with regard to certain of the alleged deficiencies. The Company is in the process of responding to such letter. If the FDA is not satisfied with our responses and our corrective actions, it could take regulatory actions against us including license suspension, revocation, and/or denial, seizure and/or injunction, and/or civil penalties or criminal sanctions. Any such FDA action is likely to have a material adverse effect upon our ability to conduct operations. In addition, failure to satisfy the FDA as to the Warning Letter may adversely affect receiving approval for the Alameda facility.

    AS A SMALL MANUFACTURER OF A MEDICAL DIAGNOSTIC PRODUCT, WE ARE EXPOSED TO PRODUCT LIABILITY AND RECALL RISKS FOR WHICH INSURANCE COVERAGE IS EXPENSIVE, LIMITED AND POTENTIALLY INADEQUATE. Calypte manufactures medical diagnostic products which subject it to risks of product liability claims or product recalls, particularly in the event of false positive or false negative reports. A product recall or a successful product liability claim or claims which exceed our insurance coverage could have a material adverse effect on us. We maintain a $10,000,000 claims made policy of product liability insurance. However, product liability insurance is expensive. In the future we may not be able to obtain coverage on acceptable terms, if at all. Moreover, our insurance coverage may not adequately protect us from liabilities which we incur in connection with clinical trials or sales of our products.

    OUR CHARTER DOCUMENTS MAY INHIBIT A TAKEOVER. Certain provisions of our Certificate of Incorporation and Bylaws could:

    - discourage potential acquisition proposals;

    - delay or prevent a change in control of Calypte;

    - diminish stockholders' opportunities to participate in tender offers for our common stock, including tender offers at prices above the then current market price; or

    - inhibit increases in the market price of our common stock that could result from takeover attempts.

    WE HAVE ADOPTED A STOCKHOLDER RIGHTS PLAN THAT HAS CERTAIN ANTI-TAKEOVER EFFECTS. On December 15, 1998, the Board of Directors of Calypte declared a dividend distribution of one preferred share purchase right for each outstanding share of Common Stock of the Company. The dividend is payable to the stockholders of record on January 5, 1999 with respect to each share of Common Stock issued thereafter until a subsequent "distribution date" defined in a Rights Agreement and, in certain circumstances, with respect to shares of Common Stock issued after the Distribution Date.

    The rights have certain anti-takeover effects. The rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the rights being redeemed or a substantial number of rights being acquired. However, the rights should not interfere with any tender offer, or merger, which is approved by us because the rights do not become exercisable in the event of an offer or other acquisition exempted by Calypte's Board of Directors.

    AN INVESTORS' ABILITY TO TRADE OUR COMMON STOCK MAY BE LIMITED BY TRADING VOLUME. The trading volume in our common shares has been relatively limited. A consistently active trading market for our common stock may not develop.

    WE MAY BE REMOVED FROM THE NASDAQ SMALLCAP MARKET IF WE FAIL TO MEET CERTAIN MAINTENANCE CRITERIA. The Nasdaq Stock Market inquired on one occasion whether we continue to meet the net capital surplus maintenance criterion for trading on the Nasdaq SmallCap Market. We currently meet the capital surplus requirement but our ability to continue to do so will depend on whether we are able to maintain a net capital surplus of at least $1,000,000. The public trading volume of our common stock and the ability of our stockholders to sell their shares could be significantly impaired if we fail to meet the maintenance criteria and are removed from the Nasdaq SmallCap Market. In that case, our common stock would trade on either the OTC bulletin board, a regional exchange or in the pink sheets, which would likely result in an even more limited trading volume.

    THE PRICE OF CALYPTE'S COMMON STOCK HAS BEEN HIGHLY VOLATILE DUE TO SEVERAL FACTORS WHICH WILL CONTINUE TO EFFECT THE PRICE OF OUR STOCK. Our common stock has traded as low as $.50 and as high as $4.43 between mid-October 1998 and mid-March 1998. Some of the factors leading to this volatility include:

    - price and volume fluctuations in the stock market at large which do not relate to our operating performance;

    - fluctuations in our operating results;

    - announcements of technological innovations or new products which we or our competitors make;

    - FDA and international regulatory actions;

    - availability of reimbursement for use of our products from private health insurers, governmental health administration authorities and other third-party payors;

    - developments with respect to patents or proprietary rights;

    - public concern as to the safety of products that we or others develop;

    - changes in health care policy in the United States or abroad; and

    - changes in stock market analysts' recommendations regarding Calypte, other medical products companies or the medical product industry generally.

    - fluctuations in market demand for and supply of our products.

    CALYPTE AND THE PRICE OF CALYPTE SHARES MAY BE ADVERSELY EFFECTED BY THE PUBLIC SALE OF A SIGNIFICANT NUMBER OF THE SHARES ELIGIBLE FOR FUTURE SALE. Substantially all outstanding shares of our common stock are freely tradable. Sales of common stock in the public market could materially adversely affect the market price of our common stock. Such sales also may inhibit our ability to obtain future equity or equity-related financing on acceptable terms.

    OUR RESEARCH AND DEVELOPMENT OF HIV URINE TESTS INVOLVES THE CONTROLLED USE OF HAZARDOUS MATERIALS. There can be no assurance that our safety procedures for handling and disposing of hazardous materials such as azide will comply with applicable regulations. In addition, we can not eliminate the risk of accidental contamination or injury from these materials. We may be held liable for damages from such an accident and that liability could have a material adverse effect on us.

    WE MAY NOT BE ABLE TO RETAIN OUR KEY EXECUTIVES AND RESEARCH AND DEVELOPMENT PERSONNEL. As a small company with only 50 employees, our success depends on the services of key employees in executive and research and development positions. The loss of the services of one or more of such employees could have a material adverse effect on us.

    WE HAVE NOT COMPLETED OUR YEAR 2000 COMPLIANCE PROGRAM SO THE POTENTIAL COSTS AND COMPLICATIONS ASSOCIATED WITH YEAR 2000 COMPLIANCE CANNOT BE DETERMINED AT THIS TIME. Calypte has a formal Year 2000 Program focusing on five key readiness areas: 1) hardware, addressing information technology; 2) software, addressing business, research, financial, inventory planning, production control, product distribution and customer support; 3) firmware, addressing built-in microprocessors that control production and non-production equipment; 4) third party suppliers of critical inventory; and 5) third party service providers.

    Calypte established a Year 2000 Task Force in 1998. The task force is systematically examining each of the five key readiness areas by 1) identifying items with Year 2000 compliance concerns; 2) assessing the risk and impact of noncompliance for each item identified; and 3) correcting non-compliant items and testing the corrections to ensure readiness at both component and system levels. Calypte is in the process of contacting key suppliers to identify any concerns which may arise due to such suppliers' potential non-compliance. The task force will develop contingency plans if it discovers areas where there is a substantial possibility that Year 2000 compliance will not be achieved. Calypte has identified items with Year 2000 compliance concerns in three readiness areas: software, third party suppliers of critical inventory and third party service providers. We expect to complete risk assessment in each area for our California and Maryland facilities by May 1999, and the correction, testing and the development of contingency plans will follow. Until we have completed our risk assessment and developed any necessary contingency plans, we will not be in a position to identify our most reasonably likely worst case Year 2000 scenario. We have presently completed correction and testing in the Hardware readiness area for our California facilities and that area is now Year 2000 compliant in our California facilities. As of December 31, 1998, Calypte had spent a total of approximately $2300 on its Year 2000 program and has made limited expenditures related to its Year 2000 program since then. Through March 15, 1999, we have not incurred any unexpected Year 2000 related costs and we will provide an updated total of Year 2000 program expenditures in our Form 10-Q Report for the quarter ended March 31, 1999.

    We estimate that total Year 2000 costs to upgrade systems for our California and Maryland facilities will range from $24,000 to $35,000 with the majority of costs to be incurred in the next six months. At this time we do not anticipate that Calypte will incur significant operating expenses or be required to invest heavily in computer system improvements because our manufacturing process does not rely heavily on automation and our existing computer hardware in our California facility has proven to be Year 2000 compliant. However, Calypte is continuing to assess and develop alternatives that will require refinement of its cost estimate over time. There can be no assurance that there will not be a delay in, or increased costs associated with, our Year 2000 compliance program. Since our program is ongoing, all potential Year 2000 complications have not yet been identified. Therefore, the potential impact of possible complications on Calypte's financial condition and results of operations cannot be determined at this time. If computer systems used by Calypte or its suppliers or the product integrity of products provided to Calypte by suppliers fail or experience significant difficulties related to the Year 2000, Calypte's operations and financial condition could be adversely effected.

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                      WHERE YOU CAN FIND MORE INFORMATION

    We file annual, quarterly, and current reports, proxy statements, and other documents with the Securities and Exchange Commission. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, NW, Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. The SEC maintains an internet site at http://www.sec.gov where certain information regarding issuers (including Calypte) may be found.

    This prospectus is part of a registration statement that we filed with the SEC (Registration No. 333-75239). The registration statement contains more information than this prospectus regarding Calypte and its common stock, including certain exhibits and schedules. You can get a copy of the registration statement from the SEC at the address listed above or from its internet site.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The SEC allows us to "incorporate" into this prospectus information we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information may include documents filed after the date of this prospectus which update and supersede the information you read in this prospectus. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934 until we terminate the offering of these shares.

                    SEC FILING
                (FILE NO. 0-20985)                              PERIOD/FILING DATE
---------------------------------------------------  ----------------------------------------
Annual Report on Form 10-K                           Year ended December 31, 1998

Current Report on Form 8-K                           March 5, 1999
Current Report on Form 8-K                           January 4, 1999

Description of common stock contained in             July 10, 1996
Registration Statements on Form 8-A                  December 16, 1998

    You may request a copy of these documents, at no cost, by writing to:

       Calypte Biomedical Corporation
       1440 Fourth Street
       Berkeley, California 94710
       Attention: President
       Telephone: (510) 749-5100.

                          FORWARD-LOOKING INFORMATION

    Statements made in this prospectus or in the documents incorporated by reference herein that are not statements of historical fact are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and
Section 21E of the Securities Exchange Act of 1934. A number of risks and uncertainties, including those discussed under the caption "Risk Factors" above and the documents incorporated by reference herein could affect such forward-looking statements and could cause actual results to differ materially from the statements made.

                                 CAPITALIZATION

    The following table sets forth the actual capitalization of Calypte at December 31, 1998. The table also sets forth the actual capitalization pro forma and as adjusted for the sale of the 3,398,000 shares that purchasers in the Common Stock Purchase Agreement dated March 26, 1999 agreed to buy at a price of $2.25 per share, and includes the application of the net proceeds receivable upon closing of the sale (after deduction of estimated commissions and estimated offering expenses).

                                                                                             DECEMBER 31, 1998
                                                                                          -----------------------
                                                                                                       PRO FORMA
                                                                                                        AND AS
                                                                                           ACTUAL(1)    ADJUSTED
                                                                                          ----------  -----------
                                                                                           (IN THOUSANDS, EXCEPT
                                                                                            SHARE AND PER SHARE
                                                                                                   DATA)
Long-term portion of capital lease obligations..........................................  $       23   $      23
Mandatorily Redeemable Series A Preferred Stock, $0.001 par value; no shares authorized;       2,096       2,096
  100,000 shares issued and outstanding; aggregate redemption and liquidation value of
  $1,000 plus cumulative dividends......................................................
Stockholders' equity (deficit):
  Preferred Stock, $0.001 par value, 5,000,000 shares authorized; no shares issued and        --          --
    outstanding, actual and as adjusted.................................................
  Common Stock, $0.001 par value, 30,000,000 shares authorized; 13,870,453 shares issued and outstanding, as of December 31, 1998; 17,268,453 shares issued and outstanding,
    as adjusted.........................................................................          14          17
Common Stock Subscribed.................................................................           3           3
Additional paid-in capital..............................................................      61,476      68,529
Deferred compensation...................................................................        (107)       (107)
Accumulated deficit.....................................................................     (56,755)    (56,755)
                                                                                          ----------  -----------
Total stockholders' equity..............................................................  $    4,631  $   11,687
                                                                                          ----------  -----------
                                                                                          ----------  -----------
Total capitalization....................................................................  $    6,750  $   13,806
                                                                                          ----------  -----------
                                                                                          ----------  -----------

------------------------

(1) Includes 400,000 shares of Common Stock issued to Cambridge Biotech Corporation as partial consideration for the purchase of certain assets related to the Western Blot tests. Such shares may be offered pursuant to this prospectus by Cambridge Biotech Corporation, one of the selling stockholders.

                              SELLING STOCKHOLDERS


    The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by the selling stockholders as of March 25, 1999 and the number of shares that may be offered pursuant to this prospectus. This information is based upon information provided by the selling stockholders. There are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time. The percentages of ownership set forth in the table are based on 16,992,069 shares of Common Stock outstanding as of March 25, 1999, and assume the sale and issuance of 3,398,000 shares of Common Stock pursuant to the Common Stock Purchase Agreement dated March 26, 1999 through which the selling stockholders, with the exception of Cambridge Biotech Corporation, agreed to acquire the shares that may be offered pursuant to this prospectus. The individuals named in parentheses in the table have certain affiliations with the selling stockholder listed immediately above such individual. However, such individuals disclaim beneficial ownership of the shares.


    As set forth in note 1 below, eight of the selling stockholders are employees and/or shareholders of Pacific Growth Equities, Inc. Pacific Growth Equities was the underwriter for Calypte's initial public offering and the placement agent for the sale of the shares sold through the Common Stock Purchase Agreement dated March 26, 1999 to certain of the selling stockholders. Calypte has agreed to pay Pacific Growth Equities approximately $535,000 upon the closing of the sale for certain investment advisory services and for placement agent fees in connection with sales to certain purchasers, as well as for other advisory services unconnected to the offering. In addition, Calypte has agreed to reimburse Pacific Growth Equities for its reasonable out-of-pocket expenses incurred in connection with the offering, including the reasonable fees and expenses of Pacific Growth Equities' counsel, up to a maximum of $50,000.

                                                            COMMON STOCK                        COMMON STOCK
                                                        BENEFICIALLY OWNED       COMMON      BENEFICIALLY OWNED
                                                         PRIOR TO OFFERING        STOCK        AFTER OFFERING
                                                      ---------------------       TO BE     --------------------
HOLDER                                                   NUMBER    PERCENT        SOLD        NUMBER     PERCENT
----------------------------------------------------  ----------  ---------    ---------    ---------   --------
Atlas II, LP                                             800,000     3.92%       100,000      700,000      3.43%
  (Richard Jacinto, General Partner)
Bergen Fonds ASA                                          60,000       *          60,000           --        *
Berta, Julie (1)                                          35,000       *          20,000       15,000        *
Berta, Peter L. (1)                                       85,000       *          80,000        5,000        *
Cambridge Biotech Corporation (2)                        400,000     1.96%       400,000           --        *
Chiang, Kuo-Yu                                           200,000       *         200,000           --        *
Clarion Group (3)                                        871,220     4.27%       250,000      621,220      3.05%
  (Morton A. Cohen)
Coleman, Jr., John C. (1)                                 18,400       *          10,000        8,400        *
Corfman, James S. & Carole G. Corfman                    100,000       *         100,000           --        *
Endeavor Asset Management, L.P.                           50,000       *          50,000           --        *
  (Chad Comiteau, General Partner)
Fidelity National Title Insurance Co. of New York         50,000       *          50,000           --        *
  (Stuart G. Gauld, Vice President)
Hollis Capital                                            50,000       *          50,000           --        *
  (Paul J. Siegal, Principal)
JTH Assoc. Partnership                                    75,000       *          75,000           --        *
  (Thomas H. Robinson, General Partner)
Kamin, Anthony                                            10,000       *          10,000           --        *
Lancaster Investment Partners, L.P.                      150,000       *         150,000           --        *
  (Robert A. Berlacher, Managing General Partner)
Marcuard Cook & Cie S.A.                                 100,000       *         100,000           --        *
Massocca, Stephen J. (1)                                 123,500       *          98,000       25,500        *
Murray Family Trust                                       25,000       *          25,000           --        *
  (John Murray & Coralie Eddy Murray, Trustees) (2)
Osgood, Richard H. (1)                                    25,000       *          25,000           --        *
Padou, Donald (1)                                         10,000       *          10,000           --        *
Porter Partners, L                                       108,200       *         100,000        8,200        *
  (Jeffrey H. Porter, General Partner)
Rosenbach, Gary                                           50,000       *          50,000           --        *
Schreuder, Fredrik C.                                     50,000       *          50,000           --        *
Special Situations Funds (4)                           1,060,000     5.20%     1,060,000           --        *
  (Austin Marxe, Managing Director)
Toney, C. Fred (1)                                        25,000       *          25,000           --        *
Trellus Partners, LP                                     100,000       *         100,000           --        *
  (Adam Usdan, President)
Veritas SG Investment Trust                              200,000       *         200,000           --        *
  (Von Ziegesar, CEO)
W Calypte LLC (5)                                        156,000       *         150,000        6,000        *
  (David Gregory Williams, Manager Member)
Zehe, LP                                                 200,000       *         200,000           --        *
  (Edward W. Antoian, General Partner)
                                                       ---------------------------------------------------------
TOTALS                                                 5,187,320    25.44%     3,798,000    1,389,320      6.81%
-------------------------------------------------------


*    Less than 1%

(1)  Stockholder is an employee and/or shareholder of Pacific Growth Equities.

(2) Stockholder acquired shares in connection with acquisition by Calypte of assets related to the Western Blot tests. Stockholder has agreed not to sell, transfer or otherwise dispose of the shares for at least 90 days from the date of this prospectus without the prior written consent of Calypte.

(3) Includes 100,000 shares held by Clarion Capital Corporation, 117,000 shares held by Clarion Partners, LP and 33,000 shares held by Clarion Offshore Fund, Ltd.
(4) Includes 560,000 shares held by Special Situations Fund LP III, 300,000 shares held by Special Situations Private Equity Fund, LP and 200,000 shares held by Special Situations Cayman Fund LP
(5) W Calypte LLC is not affiliated with the registrant, Calypte Biomedical Corporation.

                              PLAN OF DISTRIBUTION

    The selling stockholders may offer their shares at various times in one or more of the following transactions:

    - on the Nasdaq SmallCap Market (or any other exchange on which the shares may be listed);

    - in the over-the-counter market;

    - in negotiated transactions other than on such exchanges;

    - by pledge to secure debts and other obligations;

    - in connection with the writing of non-traded and exchange-traded call options, in hedge transactions, in covering previously established short positions and in settlement of other transactions in standardized or over-the-counter options; or

    - in a combination of any of the above transactions.

    The selling stockholders may sell their shares at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The selling stockholders may use broker-dealers to sell their shares. The broker-dealers will either receive discounts or commissions from the selling stockholders, or they will receive commissions from purchasers of shares.

    Under certain circumstances the selling stockholders and any broker-dealers that participate in the distribution may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions received by such broker-dealers and any profits realized on the resale of shares by them may be considered underwriting discounts and commissions under the Securities Act. The selling stockholders may agree to indemnify such broker-dealers against certain liabilities, including liabilities under the Securities Act. In addition, Calypte has agreed to indemnify the selling stockholders with respect to the shares offered hereby against certain liabilities, including certain liabilities under the Securities Act. Alternatively, Calypte may contribute toward amounts paid due to such liabilities.

    Under the rules and regulations of the Exchange Act, any person engaged in the distribution of the resale of shares may not simultaneously engage in market making activities with respect to the Calypte's common stock for a period of two business days prior to the commencement of such distribution. The selling stockholders will also be subject to applicable provisions of the Exchange Act and regulations under the Exchange Act which may limit the timing of purchases and sales of shares of Calypte's common stock by the selling stockholders.

    The selling stockholders will pay all commissions, transfer taxes, and other expenses associated with the sale of securities by them. The shares offered hereby are being registered pursuant to contractual obligations of Calypte, and Calypte has paid the expenses of the preparation of this prospectus. We have not made any underwriting arrangements with respect to the sale of shares offered hereby.

                                USE OF PROCEEDS

    We will not receive any of the proceeds from the sale of the shares by the selling stockholders.

                                 LEGAL MATTERS

    Heller Ehrman White & McAuliffe of Palo Alto, California, our counsel in connection with the offering, has issued an opinion about the validity of the securities being offered.

                                    EXPERTS

     The consolidated financial statements of Calypte Biomedical Corporation and subsidiary as of December 31, 1998 and 1997, and for each of the years in the three-year period ended December 31, 1998, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

     The report of KPMG LLP covering the December 31, 1998, consolidated financial statements contains an explanatory paragraph that states that the Company's recurring losses from operations and accumulated deficit raise substantial doubts about the entity's ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.